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October 29, 2024	vedderprice.com Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Energy Infrastructure Corporation (the “Registrant”) Registration Statement on Form N-14, File No. 333-281990

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on October 23, 2024 and October 24, 2024 with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on October 21, 2024 (the “Registration Statement”) relating to the issuance of common stock of the Registrant in connection with the proposed merger of Tortoise Midstream Energy Fund, Inc. (the “Target Fund”) with and into a wholly-owned subsidiary of the Registrant. The Registrant and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the Pre-Effective Amendment No. 1 to the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 2 to the Registration Statement concurrently herewith to address the comments of the staff and to file updated exhibits in Part C of the Registration Statement.

Disclosure Comments

1.	Comment: The Registrant and the Target Fund have outstanding shares of preferred stock. Please explain supplementally whether approval of holders of such preferred stock, voting as a separate class, is required pursuant to Section 18(a)(2)(D) of the 1940 Act.

Response: Holders of preferred stock of the Target Fund that are outstanding on the closing date will receive newly issued shares of preferred stock of the Acquiring Fund having substantially the same terms in effect as of the closing date. With respect to holders of preferred stock of the Acquiring Fund, the shares being issued in the Merger are pari passu with existing shares. Registrant does not believe that holders of preferred are entitled to vote as a separate class because they are not adversely affected by the Merger. Preferred stockholders of record on the record date are entitled to vote on the Merger and the Share Issuance with holders of common stock.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore and Vedder Price (FL), LLP which operates in Florida.

U.S. Securities and Exchange Commission
October 29, 2024

2.	Comment: Please explain supplementally why preferred stockholders of the Registrant do not need to approve the issuance of the preferred stock of the Registrant issued in connection with the Merger.

Response: The Maryland General Corporation Law (the “MGCL”) and the TYG charter permit the TYG board to authorize the issuance of, and TYG to issue, preferred stock without stockholder approval. Further, the Articles Supplementary classifying and designating the Preferred Shares permit TYG to issue the parity preferred stock in the Merger without a vote of the outstanding shares of TYG preferred stock.   Accordingly, under the MGCL and the TYG charter, the issuance of shares of preferred stock in the Merger does not require a vote of the preferred stockholders.

Shareholder approval for the issuance of common stock of the Registrant is required pursuant to Section 312.03(c) of the NYSE Listed Company Manual, which applies only with respect to stock listed on the exchange. The outstanding preferred stock of the Registrant is not listed on the NYSE and, accordingly, is not subject to the requirements of Section 312.03(c).

3.	Comment: Under “Fees and Expenses” beginning on page 9 of the Joint Proxy Statement/Prospectus, please delete or move the table based on Managed Assets to ensure it does not obscure or impede the understanding of the table based on Net Assets as required by Form N-14.

Response: The Registrant has moved the table to “E. Additional Information About the Target Fund and the Acquiring Fund” further back in the Joint Proxy Statement/Prospectus.

4.	Comment: Under “Principal Risk Comparison” beginning on page 11 of the Joint Proxy Statement/Prospectus, please confirm the accuracy of the principal risk comparison table.

Response: The Registrant confirms the accuracy of the table as presented in Pre-Effective Amendment No. 2.

5.	Comment: Under “Capitalization” beginning on page 30 of the Joint Proxy Statement/Prospectus, please revise the disclosure to more clearly describe the terms of the preferred stock being issued to existing holders of Target Fund preferred stock and the terms of the senior notes being issued to holders of the Target Fund senior notes.

Response: The Registrant believes that the section captioned “Mandatory Redeemable Preferred Stock To Be Issued In the Merger” beginning on page 33 of the Joint Proxy Statement/Prospectus adequately describes the terms of the preferred stock being issued to existing holders of the Target Fund preferred stock and also notes the multiple references throughout the document to the terms being substantially the same as those currently in effect. Under the terms of the Senior Notes, such notes will be assumed by the Acquiring Fund. No new notes will be issued in the Merger.

U.S. Securities and Exchange Commission
October 29, 2024

6.	Comment: Please revise any disclosure regarding broker non-votes to clearly indicate that it is expected that there will be no broker non-votes at any Target Fund’s shareholder meeting.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Accounting Comments

7.	Comment: Please explain how the filing meets the requirements of Form N-14 Items 5 and 6 (to include 10 years of asset coverage and certain other information with respect to senior securities and financial highlights)

Response: The Registrant has added ten years of financial highlights as an Appendix to the Joint Proxy Statement/Prospectus and has added additional information regarding asset coverage ratios applicable to senior securities. Registrant believes the supplemental senior securities table coupled with asset coverage details included in the financial highlights satisfy the form requirements.

8.	Comment: In the Q&A under “Will the portfolio be repositioned before the Merger?” please confirm the short-term capital loss carryforwards of the Target Fund and the Acquiring Fund as of November 30, 2023.

Response: The Registrant confirms that the capital loss carryforwards as disclosed are correct based on the Funds’ tax returns for the referenced fiscal period, which are more recent than the financial statements. Registrant notes that the amount of ordinary gains recognized from the sales of MLPs is estimated when preparing the annual report and related financial statements.

9.	Comment: Please include a statement as to the performance and accounting survivor in the section captioned “Financial Statements” on p. S-46.

Response: The Registrant has made the requested change.

10.	Comment: Under “Capitalization” beginning on page 30 of the Joint Proxy Statement/Prospectus, please confirm that the amounts of preferred stock outstanding are correct.

Response: The Registrant confirms the amounts disclosed with respect to preferred stock are correct, and notes that the financial statements reflect such amounts net of deferred offering expense.

11.	Comment: Under “Financial Statements” beginning on page S-45 of the SAI, please revise the file date of the Registrant’s semi-annual report for the fiscal period ended May 31, 2024.

Response: The date has been corrected.

Please contact the undersigned at 312-609-7661 or Jacob Tiedt at 312-609-7697 if you have any questions.

U.S. Securities and Exchange Commission
October 29, 2024

Very truly yours,

/s/	Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc:	Jacob C. Tiedt, Shareholder, Vedder Price P.C.